COATES MOTORCYCLE COMPANY, LTD.
2100 Highway 34 & Ridgewood Road
Wall Township, New Jersey 07719

VIA EDGAR

July 29, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
 Washington, D.C.  20549-0506

Re:	Coates Motorcycle Company, Ltd. Registration Statement on Form SB-2 File No. 333-109119

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Coates Motorcycle Company, Ltd. hereby applies for withdrawal of its Registration Statement on SB-2, File No. 333-109119, including all amendments thereof and all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on September 25, 2003.  No securities have been sold pursuant to the Registration Statement.

The Company’s request is based on a determination not to proceed with the implementation of its business plan at the present time.

If you have any questions about this request for withdrawal, please reply to me at the contact information indicated above.

Sincerely yours,
COATES MOTORCYCLE COMPANY, LTD.

By:	/s/ Richard W. Evans
Richard W. Evans
Secretary and Treasurer